Occidental Petroleum Corporation 5 Greenway Plaza, Suite 110 Houston, Texas 77046

Via Edgar

June 29, 2020

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Stop 4628
Washington, D.C. 20549

Attention:	Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources

	Re:	Occidental Petroleum Corporation
Form 10-K for the fiscal year ended December 31, 2019
Filed February 28, 2020
File No. 001-09210

Dear Mr. Skinner:

We are responding to your comment letter dated June 18, 2020 related to our Form 10-K for the Fiscal Year Ended December 31, 2019. For ease of reference, we have repeated the Staff’s comments in bolded text preceding each response.

Form 10-K for the fiscal year ended December 31, 2019

Management’s Discussion and Analysis

Changes in Proved Reserves, page 27

1.
Your disclosure under this section identifies multiple factors impacting your proved reserves without indicating the amount attributable to each factor.  For example, you indicate that 200 MMBOE of negative revisions of previous estimates primarily related to negative price revisions, changes to development plans and reservoir performance in the Permian Basin without indicating the amount attributable to each factor.  Separately, you indicate that 293 MMBOE positive revisions due to improved recovery are due to multiple factors.  If multiple factors materially contribute to changes in reported reserve quantities, indicate the quantity attributable to each factor.  Note that this comment also applies to your discussion of changes in proved undeveloped reserves appearing on page 28 as well as your presentation of changes in proved reserves appearing on pages 110 to 113.

June 30, 2020

Response to Comment 1:

We advise that in future filings we will expand our disclosure to provide additional explanation of significant changes in proved reserves. We propose to revise our future disclosures in a manner similar to the following for each instance referenced above.

Revisions of Previous Estimates, page 27

“In 2019, Occidental’s revisions of previous estimates of proved reserves were negative 200 MMBOE, of which approximately 91 MMBOE were negative price revisions. The negative price revisions were primarily associated with the Permian Basin (103 MMBOE), which were partially offset by positive price revisions of 14 MMBOE on international production sharing contracts.

An additional 84 MMBOE of the negative revisions were related to management changes in development plans due to lower average commodity prices compared to the prior year and the reallocation of capital to higher return projects. These changes were primarily associated with Permian Basin (65 MMBOE).

Further negative revisions of 35 MMBOE were associated with updates based on reservoir performance. The remaining 10 MMBOE of offsetting positive revisions were associated with various other cost related revisions.”

Improved Recovery, page 27

“In 2019, Occidental added proved reserves of 293 MMBOE from improved recovery primarily due to additional development projects in the Permian Basin, which accounted for approximately two-thirds of the reserve additions.  Further positive additions of 63 MMBOE came from development drilling in the DJ Basin.”

June 30, 2020

Proved Undeveloped Reserves, page 28

“Purchases of proved undeveloped reserves added 317 MMBOE, of which two thirds were related to the DJ Basin with the remaining split between the Permian Basin and Gulf of Mexico. Total improved recovery additions of 192 MMBOE were primarily the result of additional development drilling in the Permian Basin (105 MMBOE) and DJ Basin (63 MMBOE). The 2019 additions to proved undeveloped reserves were partially offset by transfers to proved developed reserves and negative revisions of previous estimates. Transfers to proved developed reserves were a total of 196 MMBOE. More than half of the transfers were in the Permian Basin (121 MMBOE) with another 61 MMBOE occurring in the DJ Basin. Revisions of previous estimates were a negative 166 MMBOE. Approximately 79 MMBOE of the negative revisions were related to management changes in development plans, mainly in the Permian Basin due to lower average commodity prices versus the prior year and the reallocation of capital. An additional 61 MMBOE of negative revisions were associated with updates based on reservoir performance. The remaining negative revisions were primarily price revisions, mainly in the Permian Basin.”

Oil Reserves - Revisions of Previous Estimates, page 110

“Revisions of previous estimates in 2019 primarily reflected negative price revisions of 52 MMBOE associated with the Permian Basin, partially offset by positive price revisions on international production sharing contracts. Another 47 MMBOE and 64 MMBOE in negative revisions were related to changes in development plans and reservoir performance, primarily in the Permian Basin.”

NGL Reserves – Revisions of Previous Estimates, page 111

“Revisions of previous estimates in 2019 reflected negative price revisions of 20 MMBOE in the Permian Basin and DJ Basin partially offset by positive price revisions on international production sharing contracts.  Another 24 MMBOE in negative revisions were related to changes in development plans, which were offset by 27 MMBOE in positive revisions related to updates based on reservoir performance.”

June 30, 2020

Natural Gas Reserves – Revisions of Previous Estimates, page 112

“Revisions of previous estimates in 2019 reflected negative price revisions of 187 BCF in the Permian Basin, partially offset by positive price revisions on international production sharing contracts. Another 79 BCF in negative revisions were related to changes in development plans primarily in the Permian Basin.”

 Total Reserves – Revisions of Previous Estimates, page 113

“Revisions of previous estimates in 2019 reflected negative price revisions of 103 MMBOE in the Permian Basin, partially offset by positive price revisions on international production sharing contracts. Another 84 MMBOE and 35 MMBOE in negative revisions were related to changes in development plans and reservoir performance, primarily in the Permian Basin.”

Proved Undeveloped Reserves, page 28

2.
Revise your disclosure under this section to explain the reasons why material amounts of proved undeveloped reserves in individual fields or countries remain undeveloped for five years or more after disclosure as proved reserves.  See Item 1203(d) of Regulation S-K. Please note the statement that your "proved undeveloped reserves in international locations are associated with approved long-term international development projects" does not appear to provide the required disclosure.

Response to Comment 2:

We propose that in any future filings in which we disclose proved undeveloped reserves, we will expand our disclosure to explain the reasons why material amounts remain undeveloped for five years or more. In future filings, we propose to revise any such disclosure in a manner similar to the following:

“At December 31, 2019, Occidental had 210 MMBOE of pre-2015 proved undeveloped reserves that remained undeveloped. These proved undeveloped reserves relate to approved long-term development plans, 185 MMBOE of which are associated with international development projects with physical limitations in existing gas processing capacity and 25 MMBOE associated with certain Permian EOR projects. Occidental remains committed to these projects and continues to actively progress the development of these volumes. Occidental also had an additional 68 MMBOE of proved undeveloped reserves scheduled to be developed more than five years from their initial date of booking, primarily related to approved long-term development plans in other Permian EOR projects associated with physical limitations in existing gas processing capacity.”

June 30, 2020

If you need any further information or elaboration, or if you wish to discuss any of the information presented above, please call me at your convenience at (713) 366-5149.

Very truly yours,

/s/ Robert Peterson

Robert Peterson
Senior Vice President and Chief Financial Officer
Occidental Petroleum Corporation